ROCKWELL DIAMONDS INC.

Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Fax No.: (604) 684-8092

and

Level 0, Wilds View, Isle of Houghton
Corner Carse O’Gowrie and Boundary Roads Houghton Estate
Johannesburg, 2198
(P.O. Box 3011, Houghton, 2041 South Africa)
Telephone No.: +27(0)11 481 7200 Fax No.: +27(0)11 481 7235

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the “Meeting”) of Shareholders of Rockwell Diamonds Inc. (the “Company”) will be held at offices of McCarthy Tétrault, 5 Old Bailey, 2nd Floor, London, EC4M 7BA, England, on September 15, 2008, at 2:00 p.m, BST, for the following purposes:

Annual General Meeting Matters

1.	To receive and consider the financial statements of the Company for its fiscal year ended February 29, 2008, together with the auditor’s report thereon.

2.	To elect directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

Special Meeting Matters

1.	Share Option Plan - To consider and approve an amendment to the share option plan pursuant to the policies of the TSX Exchange.

2.	Shareholder Rights Plan - To consider and approve a shareholder rights plan, as more particularly set out in the Information Circular prepared for the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, August 15, 2008.

BY ORDER OF THE BOARD

“Dr. John Bristow”

Dr. John Bristow
President and Chief Executive Officer